

Mail Stop 3561

September 21, 2005

Via U.S. Mail and Fax (703) 563-6195
Mr. Michael E. Savage
Chief Financial Officer
Genesys S.A.
1861 Wiehle Avenue
Reston, VA 20190

> **RE:** **Genesys S.A.**
> **Form 20-F for the fiscal year ended December 31, 2004**
> **Filed May 2, 2005**
>
> **File No. 0-31134**

Dear Mr. Savage:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report filed on form 20-F for the year ended December 31, 2004

Note 9 – Long-term debt and capital leases, page F-19

1. You disclose at page F-24 that Genesys did not satisfy a financial covenant in the US $125 million credit facility at December 31, 2004 and will not satisfy certain financial covenants at March 31, 2005 and June 30, 2005. You also disclose that you obtained waivers from the bank lenders with respect to these covenants at these dates. Tell us how you applied the guidance in EITF Issue 86-30 in evaluating whether you should continue to classify a portion of the carrying amount of the obligation as a non-current liability.

Note 11 – Shareholders' Equity

Astound Acquisition, page F-25

2. Disclose the repayment terms, if any, of the convertible notes issued to finance the acquisition of Astound. Also provide us with the following information:

    °   Tell us how you are accounting for the notes convertible into your shares, notes convertible into options to purchase shares and notes convertible into special options to purchase shares.

    °   Summarize the significant terms of each type of note and the options resulting from the conversion of the notes.

    °   Discuss the accounting literature you considered in determining the appropriate accounting treatment at the date of the original issuance of the notes and each subsequent balance sheet date.

    °   Tell us how you analyzed the characteristics of each type of note and the basis for classifying the notes convertible into shares as equity.

    °   Discuss how you applied the guidance in SFAS 133, EITF Issue 00-19 and other related literature in assessing whether the conversion feature in each note is an embedded derivative instrument that should be separated from the host contract and accounted for as a derivative instrument.

Note 15 – Commitments and Contingencies

Shareholders agreement of Genesys Teleconferencia Iberia SA, page F-40

3. Tell us how you applied the guidance in SFAS 150, SFAS 133 or other applicable
   authoritative accounting literature in determining the appropriate accounting treatment for
   the put options in the shareholders agreement of Genesys Teleconferencia Iberia SA.

Note 18 – Segment and Geographic Information, page F-41

4. We note that you present several measures of operating performance in your segment
   disclosures. Please revise your disclosures to identify the segment measure your chief
   operating decision maker uses in assessing segment performance and deciding how to
   allocate resources. If you use more than one measure, tell us how you applied the guidance in
   paragraph 30 of SFAS 131.

   Unless the non-GAAP measure, EBITDA, is presented as your primary measure of segment,
   you should delete it from Note 18. Refer to the guidance in Item 10(e)(1)(ii) of Regulation
   S-K.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director